EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Amounts in millions

Years ended June 30	2013	2012	2011	2010	2009
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$14,934	$12,792	$15,021	$14,881	$14,275
Fixed charges (excluding capitalized interest)	899	1,000	1,052	1,167	1,576
TOTAL EARNINGS, AS DEFINED	15,833	13,792	16,073	16,048	15,851

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$754	$844	$888	$1,014	$1,431
1/3 of rental expense	171	176	170	176	177
TOTAL FIXED CHARGES, AS DEFINED	925	1,020	1,058	1,190	1,608

RATIO OF EARNINGS TO FIXED CHARGES	17.1x	13.5x	15.2x	13.5x	9.9x